ZOOZ Power Ltd.

4B Hamelacha Street

Lod 7152008, Israel

January 24, 2025

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Uwem Bassey
Matthew Derby

RE:	ZOOZ Power Ltd.
Registration Statement on Form F-1
File No. 333-284270

Acceleration Request

Requested Date:	January 28, 2025
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-1 (File No. 333-284270) (the “Registration Statement”) to become effective on January 28, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Daniel I. Goldberg, counsel to the Registrant, at (212) 479-6722.

Very truly yours,

ZOOZ Power Ltd.

/s/ Erez Zimerman
Erez Zimerman
Chief Executive Officer

cc:	Daniel I. Goldberg, Cooley LLP
Ofer Ben-Yehuda, Shibolet & Co.
Ivor Krumholtz, Shibolet & Co.